PRESS RELEASE
Exhibit 1
November 27, 2008
Eksportfinans enters into agreement with the Norwegian Government to ensure long term financing for the Norwegian export sector
27.11.2008
Last night, Eksportfinans entered into an agreement with the Government whereby the Government provides funding to Eksportfinans in order to ensure that Norwegian exporters will be able to obtain long term financing for their projects.
The agreement establishes that the Government will provide funding to Eksportfinans in the coming two years for financing of new export projects that qualify under the OECD Consensus Agreement for export financing (the CIRR scheme). The funding from the Government will have a maturity of up to 5 years. The Government expresses that given reasonable preconditions, the need for financing under the agreement may be around NOK 50 billion over the next two years.
President and CEO of Eksportfinans, Gisele Marchand, gives the following statement: “We are pleased to have reached an agreement with the Government in order to ensure that Norwegian exporters receive necessary financing of their projects. As a consequence of the demanding situation in the international capital markets, the availability of long term funding for Eksportfinans this autumn has not been sufficient to cover the substantial demand for export financing. With this agreement we will be able to meet the demand from the exporters.”
The agreement with the Government is aimed particularly at export credits, and does not include a specific solution for Eksportfinans’ subsidiary Kommunekreditt Norge AS. Eksportfinans wishes to focus on export financing to a larger extent going forward, and will therefore consider selling the subsidiary given an acceptable price. “We are concerned with finding satisfactory solutions for the employees of Kommunekreditt and the municipal sector”, says Gisele Marchand.
The agreement with the Government is subject to approval by shareholders representing at least 2/3 of Eksportfinans’ shareholding, and by the Norwegian Parliament (the Storting).
Contact Informationt:
President and CEO Gisele Marchand, ph +47 41 51 74 89, gma@eksportfinans.no
Director of Communications Elise Lindbaek, ph +47 90 51 82 50, el@eksportfinans.no.

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